CUSIP No. 32022K102	SCHEDULE 13D	Page 1 of 26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 19)

FIRST FINANCIAL NORTHWEST, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

32022K102

(CUSIP Number)

Mr. Joseph Stilwell

111 Broadway, 12th Floor

New York, New York 10006

Telephone: (212) 269-1551

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 5, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32022K102	SCHEDULE 13D	Page 2 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value Partners VII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 3 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 4 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Activist Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 5 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 6 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 32022K102	SCHEDULE 13D	Page 7 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Stilwell Value LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 32022K102	SCHEDULE 13D	Page 8 of 26

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joseph Stilwell
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) n/a
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With
7. Sole Voting Power: 0
8. Shared Voting Power: 1,181,901
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 1,181,901
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,181,901
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11): 8.8%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 32022K102	SCHEDULE 13D	Page 9 of 26

Item 1. Security and Issuer

This is the nineteenth amendment (this "Nineteenth Amendment") to the original Schedule 13D, which was filed on September 12, 2011 (the "Original Schedule 13D"), amended on November 7, 2011 (the "First Amendment"), on January 12, 2012 (the "Second Amendment"), on February 15, 2012 (the "Third Amendment"), on February 24, 2012 (the "Fourth Amendment"), on April 5, 2012 (the "Fifth Amendment"), on May 29, 2012 (the "Sixth Amendment"), on June 8, 2012 (the "Seventh Amendment"), on June 12, 2012 (the "Eighth Amendment"), on June 25, 2012 (the "Ninth Amendment"), on August 9, 2012 (the "Tenth Amendment"), on December 20, 2012 (the "Eleventh Amendment"), on February 13, 2013 (the "Twelfth Amendment"), on March 19, 2013 (the "Thirteenth Amendment"), on May 2, 2013 (the "Fourteenth Amendment"), on November 6, 2013 (the “Fifteenth Amendment”), on May 13, 2015 (the “Sixteenth Amendment”), on June 24, 2015 (the “Seventeenth Amendment”), and on June 26, 2015 (the “Eighteenth Amendment”). This Nineteenth Amendment is being filed jointly by Stilwell Value Partners VII, L.P., a Delaware limited partnership ("Stilwell Value Partners VII"); Stilwell Activist Fund, L.P., a Delaware limited partnership ("Stilwell Activist Fund"); Stilwell Activist Investments, L.P., a Delaware limited partnership ("Stilwell Activist Investments"); Stilwell Partners, L.P., a Delaware limited partnership ("Stilwell Partners"); Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"); Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC"), and the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates and Stilwell Partners; and Joseph Stilwell, the managing member and owner of Stilwell Value LLC. All the filers of this statement are collectively referred to herein as the "Group."

This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of First Financial Northwest, Inc. (the "Company"). The address of the principal executive offices of the Company is 201 Wells Avenue South, Renton, Washington 98057. The amended joint filing agreement of the members of the Group is attached as Exhibit 13 to this Nineteenth Amendment.

Item 2. Identity and Background

(a)-(c) This statement is filed by Joseph Stilwell with respect to the shares of Common Stock beneficially owned by Joseph Stilwell, including shares of Common Stock held in the names of Stilwell Partners, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, in Joseph Stilwell's capacity as the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Partners, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates.

CUSIP No. 32022K102	SCHEDULE 13D	Page 10 of 26

The business address of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, Stilwell Associates, Stilwell Value LLC and Joseph Stilwell is 111 Broadway, 12th Floor, New York, New York 10006.

The principal employment of Joseph Stilwell is investment management. Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners, and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC serves as the general partner of Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Associates, Stilwell Partners and related partnerships.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws, except as indicated in Schedule A attached hereto.

(f) Joseph Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Since we last reported purchases and sales of Common Stock (see the Seventeenth Amendment), Stilwell Activist Investments has expended a total of $48,101 to acquire 3,563 shares of Common Stock. Such funds were provided from Stilwell Activist Investments’ working capital and, from time to time, may be provided in part by margin account loans from subsidiaries of Morgan Stanley extended in the ordinary course of business.

All purchases of shares of Common Stock made by the Group using funds borrowed from Morgan Stanley, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 32022K102	SCHEDULE 13D	Page 11 of 26

Item 4. Purpose of Transaction

We are filing this Nineteenth Amendment to report that the Group has amended its stock option agreement with Kevin Padrick. The amended and restated stock option agreement is attached as Exhibit 14 to this Nineteenth Amendment.

Our purpose in acquiring shares of Common Stock of the Company is to profit from the appreciation in the market price of the shares of Common Stock through asserting shareholder rights. We do not believe the value of the Company’s assets is adequately reflected in the current market price of the Company’s Common Stock.

We solicited proxies for the Company's 2012 annual shareholders meeting on the basis that Mr. Karpiak (former Chairman and CEO) be removed from the board and the Company. We asked shareholders to vote for us only if they believed that Mr. Karpiak should be removed from the board and the Company should be sold. Our nominee beat Mr. Karpiak by a substantial percentage of the shareholder vote. The Company urged the inspector of elections to invalidate our votes, which he did, and we sued to enforce our rights. On December 19, 2012, we entered into a settlement agreement with the Company, pursuant to which, as subsequently amended, our nominee, Kevin Padrick, was seated as a director of the Company on March 14, 2013, and Mr. Karpiak resigned as Chairman of the Board. Subsequently, Mr. Karpiak was also replaced with a new CEO. Since then, the Company has cleaned up its non-performing assets and reached a good level of profitability, and we support the Company's continued pursuit of multiple share repurchases.

Since 2000, affiliates of the Group have filed Schedule 13Ds to report greater than 5% positions in 59 other publicly traded companies. For simplicity, these affiliates are referred to as the “Group”, “we”, “us”, or “our.” In each instance, our purpose has been to profit from the appreciation in the market price of the shares we held by asserting shareholder rights. In each situation, we believed that the values of the companies’ assets were not adequately reflected in the market prices of their shares. Our actions are described below. We have categorized the descriptions of our actions with regard to the issuers based upon certain outcomes (whether or not, directly or indirectly, such outcomes resulted from the actions of the Group). Within each category the descriptions are listed in chronological order based upon the respective filing dates of the originally-filed Schedule 13Ds.

I. After we asserted shareholder rights, the following issuers were sold or merged:

Security of Pennsylvania Financial Corp. (“SPN”) - We filed our original Schedule 13D to report our position on May 1, 2000. We scheduled a meeting with senior management to discuss ways to maximize the value of SPN’s assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced SPN’s acquisition.

Cameron Financial Corporation (“Cameron”) - We filed our original Schedule 13D to report our position on July 7, 2000. We exercised our shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron’s list of shareholders, meeting with Cameron’s management, demanding that Cameron invite our representatives to join the board, writing to other shareholders to express our dismay with management’s inability to maximize shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced its sale to Dickinson Financial Corp.

Community Financial Corp. (“CFIC”) - We filed our original Schedule 13D to report our position on January 4, 2001, following CFIC’s announcement of the sale of two of its four subsidiary banks and its intention to sell one or more of its remaining subsidiaries. We reported that we acquired CFIC stock for investment purposes. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. We then announced our intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary by then. On March 27, 2001, we wrote to CFIC confirming that CFIC’s management had agreed to meet with one of our proposed nominees to the board. On March 30, 2001, before our meeting took place, CFIC announced its merger with First Financial Corporation.

CUSIP No. 32022K102	SCHEDULE 13D	Page 12 of 26

Montgomery Financial Corporation (“Montgomery”) - We filed our original Schedule 13D to report our position on February 23, 2001. On April 20, 2001, we met with Montgomery’s management and suggested that they maximize shareholder value by selling the institution. We also informed management that we would run an alternate slate of directors at the 2001 annual meeting unless Montgomery was sold. Eleven days after we filed our Schedule 13D, however, Montgomery’s board amended its bylaws to limit the pool of potential nominees to local persons with a banking relation and to shorten the deadline to nominate an alternate slate. We located qualified nominees under the restrictive bylaw provisions and noticed our slate within the deadline. On June 5, 2001, Montgomery announced that it had hired an investment banker to explore a sale. On July 24, 2001, Montgomery announced its merger with Union Community Bancorp.

Community Bancshares, Inc. (“COMB”) - We filed our original Schedule 13D reporting our position on March 29, 2004. We disclosed that we intended to meet with COMB’s management and evaluate management’s progress in resolving its regulatory issues, lawsuits, problem loans, and non-performing assets, and that we would likely support management if it effectively addressed COMB’s challenges. On November 21, 2005, we amended our Schedule 13D and stated that although we believed that COMB’s management had made progress, COMB’s return on equity would likely remain below average for the foreseeable future, and it should therefore be sold. We also stated that if COMB did not announce a sale before our deadline to solicit proxies for the next annual meeting, we would solicit proxies to elect our own slate. On January 6, 2006, we disclosed the names of our three board nominees. On May 1, 2006, COMB announced its sale to The Banc Corporation.

FedFirst Financial Corporation (“FFCO”) - We filed our original Schedule 13D reporting our position on September 24, 2010. After several meetings with management, FFCO completed a meaningful number of share repurchases, and on April 14, 2014, FFCO announced its sale to CB Financial Services, Inc.

SP Bancorp, Inc. (“SPBC”) - We filed our original Schedule 13D reporting our position on February 28, 2011. On August 9, 2013, we met with management and the chairman to assess the best way to maximize shareholder value. SPBC completed a meaningful number of share repurchases, and on May 5, 2014, SPBC announced its sale to Green Bancorp Inc.

TF Financial Corporation (“THRD”) - We filed our original Schedule 13D reporting our position on November 29, 2012. We met with the CEO and the chairman, encouraging them to focus only on accretive acquisitions and to repurchase shares up to book value. They subsequently did both. On June 4, 2014, THRD announced its sale to National Penn Bancshares, Inc.

Jefferson Bancshares, Inc. (“JFBI”) - We filed our original Schedule 13D reporting our position on April 8, 2013. Our shareholder proposal requesting the board seek outside assistance to maximize shareholder value through actions such as a sale or merger was defeated at JFBI’s 2013 annual meeting. We met with management and the board of directors and told them that we would seek board representation at JFBI’s 2014 annual meeting if JFBI did not announce its sale. JFBI announced its sale on January 23, 2014.

Fairmount Bancorp, Inc. (“FMTB”) - We filed our original Schedule 13D reporting our position on September 21, 2012. On February 25, 2014, we reported our intention to seek board representation at FMTB’s 2015 annual meeting if FMTB did not announce its sale. However, due to the appointment of our representative to another board in the local area, we were unable to nominate our representative at the 2015 election of FMTB directors. We reiterated our intent to seek board representation at the earliest possible time if FMTB was not sold. FMTB’s sale was announced on April 16, 2015.

Harvard Illinois Bancorp, Inc. (“HARI”) - We filed our original Schedule 13D reporting our position on April 1, 2011. In 2012, we nominated a director for election at HARI’s 2012 annual meeting and communicated our belief that HARI should merge with a stronger community bank. Our nominee was not elected, so we nominated a director at HARI’s 2013 annual meeting and stated our position that HARI should be sold. We communicated to stockholders our intent to run a nominee every year until elected, and we nominated a director at HARI’s 2014 annual meeting. Our nominee was not elected, so in April 2015, we began soliciting stockholder votes for our nominee for HARI’s 2015 annual meeting. On May 21, 2015, HARI announced its sale to State Bank in Wonder Lake, IL. We subsequently withdrew our solicitation of proxies for the election of our nominee at HARI’s 2015 annual meeting.

Eureka Financial Corp. (“EKFC”) - We filed our original Schedule 13D reporting our position on March 28, 2011. We encouraged EKFC to pay special dividends to shareholders and repurchase shares. Management and the board did both, and on September 3, 2015, EKFC announced its sale to NexTier, Inc.

CUSIP No. 32022K102	SCHEDULE 13D	Page 13 of 26

United-American Savings Bank (“UASB”) - We filed our original Schedule 13D with the Federal Deposit Insurance Corporation reporting our position on May 20, 2013. We believe management and the board acted in good faith to position UASB to maximize shareholder value. After we encouraged them to sell, UASB announced its sale to Emclaire Financial Corp on December 30, 2015.

Polonia Bancorp, Inc. (“PBCP”) - We filed our original Schedule 13D reporting our position on November 23, 2012. After several conversations with the Chairman and CEO, we publicly called for PBCP's sale. On June 2, 2016, PBCP's sale to Prudential Bancorp, Inc. was announced.

II. After we seated directors on the boards of the following issuers, the issuers were sold or merged:

HCB Bancshares, Inc. (“HCBB”) - We filed our original Schedule 13D reporting our position on June 14, 2001. On September 4, 2001, we reported that we had entered into a standstill agreement with HCBB, under which HCBB agreed to: (a) add a director selected by us, (b) consider conducting a Dutch tender auction, (c) institute annual financial targets, and (d) retain an investment banker to explore alternatives if it did not achieve its financial targets. On October 22, 2001, our nominee, John G. Rich, Esq., was named to the board. On January 31, 2002, HCBB announced a modified Dutch tender auction to repurchase 20% of its shares. Although HCBB’s outstanding share count decreased by 33% between the filing of our original Schedule 13D and August 2003, HCBB did not achieve the financial target. On August 12, 2003, HCBB announced it had hired an investment banker to assist in exploring alternatives for maximizing shareholder value, including a sale. On January 14, 2004, HCBB announced its sale to Rock Bancshares Inc.

Oregon Trail Financial Corp. (“OTFC”) - We filed our original Schedule 13D reporting our position on December 15, 2000. In January 2001, we met with the management of OTFC to discuss our concerns that management was not maximizing shareholder value, and we proposed that OTFC voluntarily place our representative on the board. OTFC rejected our proposal, and we announced our intention to solicit proxies to elect a board nominee. We demanded OTFC’s shareholder list, but OTFC refused to give it to us. We sued OTFC in Baker County, Oregon, and the court ruled in our favor and sanctioned OTFC. We also sued two OTFC directors alleging that one had violated OTFC’s residency requirement and that the other had committed perjury. Both suits were dismissed pre-trial but we filed an appeal in one suit and were permitted to re-file the other suit in state court. On August 16, 2001, we started soliciting proxies to elect Kevin D. Padrick, Esq. to the board. We argued in our proxy materials that OTFC should have repurchased its shares at prices below book value. OTFC announced the hiring of an investment banker. Then, the day after the 9/11 attacks, OTFC sued us in Portland, Oregon and moved to invalidate our proxies; the court denied the motion and the election proceeded.

On October 12, 2001, OTFC’s shareholders elected our candidate by a two-to-one margin. In the five months after the filing of our first proxy statement (i.e., from August 1 through December 31, 2001), OTFC repurchased approximately 15% of its shares. On March 12, 2002, we entered into a standstill agreement with OTFC. OTFC agreed to: (a) achieve annual targets for return on equity, (b) reduce its current capital ratio, (c) obtain advice from an investment banker regarding annual 10% stock repurchases, (d) re-elect our director to the board, (e) reimburse a portion of our expenses, and (f) withdraw its lawsuit. On February 24, 2003, OTFC and FirstBank NW Corp. announced their merger.

American Physicians Capital, Inc. (“ACAP”) - We filed our original Schedule 13D reporting our position on November 25, 2002. The Schedule 13D disclosed that on January 18, 2002, Michigan’s Insurance Department had approved our request to solicit proxies to elect two directors to ACAP’s board. On January 29, 2002, we noticed our intention to nominate two directors at the 2002 annual meeting. On February 20, 2002, we entered into a three-year standstill agreement with ACAP, providing for ACAP to add our nominee to its board. ACAP also agreed to consider using a portion of its excess capital to repurchase ACAP’s shares in each of the fiscal years 2002 and 2003 so that its outstanding share count would decrease by 15% for each of those years. In its 2002 fiscal year, ACAP repurchased 15% of its outstanding shares; these repurchases were highly accretive to per share book value. On November 6, 2003, ACAP announced a reserve charge and that it would explore options to maximize shareholder value. It also announced that it would exit the healthcare and workers’ compensation insurance businesses. ACAP then announced that it had retained Sandler O’Neill & Partners, L.P., to assist the board. On December 2, 2003, ACAP announced the early retirement of its president and CEO. On December 23, 2003, ACAP named R. Kevin Clinton its new president and CEO.

CUSIP No. 32022K102	SCHEDULE 13D	Page 14 of 26

On June 24, 2004, ACAP announced that it had decided that the best means to maximize shareholder value would be to shed non-core businesses and focus on its core business line in its core markets. We increased our holdings in ACAP, and we announced that we intended to seek additional board representation. On November 10, 2004, ACAP invited Joseph Stilwell to sit on the board, and we entered into a new standstill agreement. This agreement was terminated in November 2007, with our representatives remaining on ACAP’s board. On May 8, 2008, our representatives were re-elected to three-year terms expiring in 2011. Upon the passage of federal healthcare legislation in 2010, ACAP became concerned about the fundamentals of its business and promptly acted to assess its strategic alternatives. On October 22, 2010, ACAP was acquired by The Doctors Company, and our shares were converted in a cash deal.

SCPIE Holdings Inc. (“SKP”) - We filed our original Schedule 13D reporting our position on January 19, 2006. We announced we would run our slate of directors at the 2006 annual meeting and demanded SKP’s shareholder list. SKP initially refused to timely produce the list, but did so after we sued it in Delaware Chancery Court. We engaged in a proxy contest at the 2006 annual meeting, but SKP’s directors were elected. Subsequently on December 14, 2006, SKP agreed to place Joseph Stilwell on its board. On October 16, 2007, Mr. Stilwell resigned from SKP’s board after it approved a sale of SKP that Mr. Stilwell believed was an inferior offer. We solicited shareholder proxies in opposition to the proposed sale; however, the sale was approved, and our shares were converted in a cash deal.

Colonial Financial Services, Inc. (“COBK”) - We filed our original Schedule 13D reporting our position on August 24, 2011. On December 18, 2013, we reached an agreement with COBK to have a director of our choice appointed to its board of directors. Our nominee, Corissa J. Briglia, joined COBK’s board of directors on March 25, 2014. On September 10, 2014, COBK announced its sale to Cape Bancorp, Inc., and the cash/stock deal was completed on April 1, 2015.

Naugatuck Valley Financial Corporation (“NVSL”) - We filed our original Schedule 13D reporting our position on July 11, 2011. On February 13, 2014, we reported our intention to seek board representation. On March 12, 2014, we reached an agreement with NVSL for Robert M. Bolton to join NVSL’s board of directors and for NVSL not to seek approval for stock benefit plans. On June 4, 2015, NVSL announced its sale to Liberty Bank in Middletown, CT, and the cash deal was completed on January 15, 2016.

Fraternity Community Bancorp, Inc. (“FRTR”) - We filed our original Schedule 13D reporting our position on April 11, 2011. We reached an agreement with FRTR, and on November 18, 2014, our representative, Corissa J. Briglia, was appointed to the board of directors. On October 13, 2015, FRTR's sale was announced, and the cash deal was completed on May 13, 2016.

III. After we asserted shareholder rights, we believe the following issuers took steps to maximize shareholder value, and we subsequently exited our activist positions:

FPIC Insurance Group, Inc. (“FPIC”) - We filed our original Schedule 13D reporting our position on June 30, 2003. On August 12, 2003, Florida’s Insurance Department approved our request to hold more than 5% of FPIC’s shares, to solicit proxies to hold board seats, and to exercise shareholder rights. On November 10, 2003, FPIC invited our nominee, John G. Rich, Esq., to join the board, and we signed a confidentiality agreement. On June 7, 2004, we disclosed that because FPIC had taken steps to increase shareholder value, such as multiple share repurchases, and because its market price increased and reflected fair value in our estimation, we sold our shares in the open market, decreasing our holdings below 5%. Our nominee was invited to remain on the board.

Prudential Bancorp, Inc. of Pennsylvania (“PBIP”) - We filed our original Schedule 13D reporting our position on June 20, 2005. Most of PBIP’s shares were held by the Prudential Mutual Holding Company (the “MHC”), which was controlled by PBIP’s board. The MHC controlled most corporate decisions requiring a shareholder vote, such as the election of directors. However, regulations promulgated by the FDIC previously barred the MHC from voting on PBIP’s management stock benefit plans, and PBIP’s IPO prospectus indicated that the MHC would not vote on the plans. We announced in August 2005 that we would solicit proxies to oppose adoption of the plans as a referendum to place Joseph Stilwell on PBIP’s board. PBIP decided not to put the plans up for a vote at the 2006 annual meeting.

In December 2005, we solicited proxies to withhold votes on the election of directors as a referendum to place Mr. Stilwell on the board. At the 2006 annual meeting, 71% of PBIP’s voting public shares were withheld from voting on management’s nominees.

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On April 6, 2006, PBIP announced that just after we had filed our Schedule 13D, it had secretly solicited a letter from an FDIC staffer (which it concealed from the public) that the MHC would be allowed to vote in favor of the management stock benefit plans. PBIP also announced a special meeting to vote on the plans. We alerted the Board of Governors of the Federal Reserve System (the “Fed”) about this announcement, and PBIP was directed to seek Fed approval before adopting the plans. On April 19, 2006, PBIP postponed the special meeting. The Fed subsequently followed the FDIC’s position in September 2006. In December 2006, we solicited proxies to withhold votes on the election of PBIP’s directors at the 2007 annual meeting. At the meeting, 75% of PBIP’s voting public shares were withheld. Also during the annual meeting, PBIP’s President and Chief Executive Officer was unable to state the meaning of per share return on equity despite Mr. Stilwell’s holding up a $10,000 check for the charity of the CEO’s choice if he could promptly answer the question. On March 7, 2007, we disclosed that we were publicizing the results of PBIP’s elections and its directors’ unwillingness to hold a democratic vote on the stock plans by placing billboard advertisements throughout Philadelphia.

In December 2007, we filed proxy materials for the solicitation of proxies to withhold votes on the election of PBIP’s directors at the 2008 annual meeting. At the 2008 annual meeting, an average of 77% of PBIP’s voting public shares withheld their votes. Excluding shares held in PBIP’s ESOP, an average of 88% of the voting public shares withheld their votes in this election.

On October 4, 2006, we sued PBIP, the MHC, and the directors of PBIP and the MHC in federal court in Philadelphia seeking an order to prevent the MHC from voting in favor of the management stock benefit plans. On August 15, 2007, the court dismissed some claims, but sustained our cause of action against the MHC as majority shareholder of PBIP for breach of fiduciary duties. Discovery proceeded and all the directors were deposed. Both sides moved for summary judgment, but the court ordered the case to trial, which was scheduled for June 2008. On May 22, 2008, we voluntarily discontinued the lawsuit after determining that it would be more effective and appropriate to pursue the directors on a personal basis in a derivative action. On June 11, 2008, we filed a notice to appeal certain portions of the lower court’s August 15, 2007, order dismissing portions of the lawsuit.

We entered into a settlement agreement and an expense agreement with PBIP in November 2008 under which we agreed to support PBIP’s management stock benefit plans, drop our litigation and withdraw our shareholder demand, and generally support management; and in exchange, PBIP agreed, subject to certain conditions, to repurchase up to three million of its shares (including shares previously purchased), reimburse a portion of our expenses, and either adopt a second step conversion or add our nominee who meets certain qualification requirements to its board if the repurchases were not completed by a specified time.

On March 5, 2010, we reported that our ownership in PBIP had dropped below 5% as a result of open market sales and sales of common stock to PBIP.

Roma Financial Corp. (“ROMA”) - We filed our original Schedule 13D reporting our position on July 27, 2006. Prior to its acquisition by Investors Bancorp, Inc., in December 2013, nearly 70% of ROMA’s shares were held by a mutual holding company controlled by ROMA’s board. In April 2007, we engaged in a proxy solicitation at ROMA’s first annual meeting, urging shareholders to withhold their vote from management’s slate. ROMA did not put their stock benefit plans up for a vote at that meeting. We then met with ROMA management. In the four months after ROMA became eligible to repurchase its shares, it announced and substantially completed repurchases of 15% of its publicly held shares, which were accretive to shareholder value. In our judgment, management came to understand the importance of proper capital allocation. Based on ROMA management’s prompt implementation of shareholder-friendly capital allocation plans, we supported management’s adoption of stock benefit plans at the 2008 shareholder meeting. In our estimation, ROMA’s market price increased and reflected fair value, and we sold our shares in the open market.

First Savings Financial Group, Inc. (“FSFG”) - We filed our original Schedule 13D reporting our position on December 29, 2008. We met with management, after which FSFG announced a stock repurchase plan and began repurchasing its shares. In December 2009, we reported that our beneficial ownership in the outstanding FSFG common stock had fallen below 5%.

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Alliance Bancorp, Inc. of Pennsylvania (“ALLB”) - We filed our original Schedule 13D reporting our position on March 12, 2009. When we announced our reporting position, a majority of ALLB’s shares were held by a mutual holding company controlled by ALLB’s board. However, on August 11, 2010, ALLB announced its intention to undertake a second step offering, selling all shares to the public. The plan of conversion and reorganization was approved by depositors at a special meeting held December 29, 2010. We strongly supported ALLB’s action. Following completion of the conversion of Alliance Bank from the mutual holding company structure to the stock holding company structure, we increased our stake with the belief that shareholders and ALLB would do well if management focused on profitability. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, ALLB’s market price increased and reflected fair value; and on November 21, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

Standard Financial Corp. (“STND”) - We filed our original Schedule 13D reporting our position on October 18, 2010. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, STND’s market price increased and reflected fair value; and on March 19, 2013, we disclosed that we sold our shares in the open market, decreasing our holdings below 5%.

Home Federal Bancorp, Inc. of Louisiana (“HFBL”) - We filed our original Schedule 13D reporting our position on January 3, 2011. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, the HFBL’s market price increased and reflected fair value; and on February 7, 2013, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

ASB Bancorp, Inc. (“ASBB”) - We filed our original Schedule 13D reporting our position on October 24, 2011. On August 23, 2013, we met with management to assess the best way to maximize shareholder value. We believe management and the board acted in good faith by cleaning up non-performing assets and repurchasing shares, and ASBB’s market price increased to reflect fair value. On July 18, 2014, we disclosed that we sold our shares to ASBB.

United Insurance Holdings Corp. (“UIHC”) - We filed our original Schedule 13D reporting our position on September 29, 2011. On December 17, 2012, we disclosed that we sold shares in the open market, decreasing our holdings below 5%.

United Community Bancorp (“UCBA”) - We filed our original Schedule 13D reporting our position on January 22, 2013. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, UCBA’s market price increased to reflect fair value; and on November 9, 2015, we disclosed that we sold shares to UCBA, decreasing our holdings below 5%.

West End Indiana Bancshares, Inc. (“WEIN”) - We filed our original Schedule 13D reporting our position on January 19, 2012. We believe management and the board acted in good faith and took steps to increase shareholder value, such as multiple share repurchases. In our estimation, WEIN’s market price increased to reflect fair value; and on November 12, 2015, we disclosed that we sold our shares in the open market.

IV. After successfully seeking board representation, we seated directors who currently serve on the boards of the following issuers:

Malvern Federal Bancorp, Inc. (“MLVF”) - We filed our original Schedule 13D reporting our position on May 30, 2008. When we announced our reporting position, a majority of MLVF’s shares were held by a mutual holding company controlled by MLVF’s board. On October 26, 2010, we demanded that MLVF pursue a derivative action against its directors for breach of their fiduciary duties. MLVF failed to pursue the action and, on June 3, 2011, we sued MLVF’s directors in Chester County, Pennsylvania, demanding that the court, among other things, order the directors to properly consider pursuing a second step conversion. On November 9, 2011, The Honorable Judge Howard F. Riley, Jr., overruled the director defendants’ preliminary objections to the derivative lawsuit.

On January 17, 2012, MLVF announced its intention to undertake a second step conversion and we withdrew the lawsuit. The conversion and stock offering were completed on October 11, 2012, and our shares were converted into shares of Malvern Bancorp, Inc. On September 5, 2013, we notified MLVF of our intention to nominate John P. O’Grady for election as a director at its 2014 annual meeting, but we later reached an agreement with MLVF for Mr. O’Grady to join its board of directors. On November 25, 2014, we terminated our standstill agreement with MLVF, including the agreement's performance targets. After meeting with the new CEO and the new chairman of the board, we believe that management and the board of directors are now focused on maximizing shareholder value. John P. O'Grady remains a director on the board.

CUSIP No. 32022K102	SCHEDULE 13D	Page 17 of 26

Kingsway Financial Services Inc. (“KFS”) - We filed our original Schedule 13D reporting our position on November 7, 2008. We requested a meeting with its CEO and chairman to discuss ways to maximize shareholder value and minimize both operational and balance sheet risks, but the CEO was unresponsive. We then requisitioned a special shareholder meeting to remove the CEO and chairman from the KFS board and replace them with our two nominees. On January 7, 2009, we entered into a settlement agreement with KFS whereby, among other things, the CEO resigned from the KFS board and KFS expanded its board from nine to ten seats and appointed our nominees to fill the two vacant seats. By April 23, 2009, the board was reconstituted with just three of the original ten legacy directors remaining. Also, Joseph Stilwell was appointed to fill the vacancy created by the resignation of one of our nominees, Larry G. Swets, Jr., and our other nominee was elected chairman of the board. In addition, the CEO and CFO were fired for incompetence and insubordination.

By November 3, 2009, all of the legacy directors had resigned from the board. On May 27, 2010, Mr. Stilwell and the Group’s other representative were re-elected to the board. On June 1, 2010, Mr. Swets was appointed CEO. During the time the Group has had board representation, KFS has sold non-core assets, repurchased public debt at a discount to face value, sold a credit-sensitive asset, disposed of its subsidiary Lincoln General, substantially reduced its expenses, and reduced other balance sheet and operations risks.

HopFed Bancorp, Inc. (“HFBC”) - We filed our original Schedule 13D reporting our position on February 25, 2013. We opposed HFBC’s purchase of Sumner Bank & Trust and mailed our proxy materials to HFBC’s stockholders on April 5, 2013, seeking election of our nominee as a director at HFBC’s 2013 annual meeting. On May 15, 2013, our nominee, Robert Bolton, beat HFBC’s nominee by a two-to-one margin, and on August 23, 2013, HFBC’s acquisition of Sumner Bank & Trust was terminated. Mr. Bolton decided not to seek re-election for a second term at HFBC's 2016 annual meeting.

Poage Bankshares, Inc. (“PBSK”) - We filed our original Schedule 13D reporting our position on September 23, 2011. We believed PBSK's board was not focused on maximizing shareholder value and nominated a director for election at PBSK’s 2014 annual meeting. Our nominee was not elected, so we nominated a director at PBSK's 2015 annual meeting. On July 21, 2015, our nominee, Stephen S. Burchett, replaced a former PBSK CEO as a director on the board with a mandate to maximize shareholder value. Subsequently, the CEO left the company. We urge PBSK to maximize shareholder value by increasing share repurchases.

Sunshine Financial, Inc. (“SSNF”) - We filed our original Schedule 13D reporting our position on April 18, 2011. We reached an agreement with SSNF, and on February 5, 2016, our representative, Corissa J. Briglia, was appointed to the board of directors.

V. We hope to work with management and the boards of the following issuers:

William Penn Bancorp, Inc. (“WMPN”) - We filed our original Schedule 13D reporting our position on May 23, 2008. A majority of WMPN’s shares are held by a mutual holding company controlled by WMPN’s board. We met with management and the board to explain our views on proper capital allocation and following the financial crisis, we continued to urge WMPN to take the steps necessary to maximize shareholder value. On December 3, 2014, WMPN announced and subsequently completed its plan to repurchase 10% of its shares outstanding and has completed several additional share repurchases. We believe management and the board have acted in good faith to date to maximize shareholder value through shareholder-friendly capital allocation.

Wayne Savings Bancshares, Inc. (“WAYN”) - We filed our original Schedule 13D reporting our position on October 8, 2010. We supported H. Stewart Fitz Gibbon III’s appointment as president and CEO effective November 3, 2014 and as a director on the executive committee of WAYN’s board. We believed management and the board acted in good faith to position WAYN to maximize shareholder value. We encourage WAYN to resume share repurchases or sell the bank.

Wolverine Bancorp, Inc. (“WBKC”) - We filed our original Schedule 13D reporting our position on February 7, 2011. We support WBKC’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

Jacksonville Bancorp, Inc. (“JXSB”) - We filed our original Schedule 13D reporting our position on July 5, 2011. We support JXSB’s consistent efforts to maximize shareholder value through share repurchases and payments of special dividends.

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Provident Financial Holdings, Inc. (“PROV”) - We filed our original Schedule 13D reporting our position on October 7, 2011. We support PROV’s consistent efforts to maximize shareholder value through share repurchases.

Sound Financial, Inc. (“SFBC”) – We filed our original Schedule 13D reporting our position on November 21, 2011. We urged management and the board to pursue a second step conversion. On August 22, 2012, Sound Financial Bancorp, Inc. (“SFBC”) announced completion of its second step conversion and our shares of SNFL were converted into shares of SFBC. We support SFBC’s consistent efforts to maximize shareholder value.

IF Bancorp, Inc. (“IROQ”) - We filed our original Schedule 13D reporting our position on March 5, 2012. We believe IROQ is positioned to consistently repurchase its shares, and we have urged management and the board to do so. IROQ had completed the minimum number of share repurchases to maintain our support.

Anchor Bancorp (“ANCB”) - We filed our original Schedule 13D reporting our position on May 7, 2012. We urge ANCB to maximize shareholder value by increasing share repurchases or selling the bank.

Georgetown Bancorp, Inc. (“GTWN”) - We filed our original Schedule 13D reporting our position on July 23, 2012. We support GTWN’s consistent efforts to maximize shareholder value through share repurchases.

Hamilton Bancorp, Inc. (“HBK”) - We filed our original Schedule 13D reporting our position on October 22, 2012. We believe HBK's acquisition of FMTB and FRTR is in the best interest of shareholders.

Delanco Bancorp, Inc. (“DLNO”) - We filed our original Schedule 13D reporting our position on October 28, 2013. We believe management and the board have acted in good faith to position DLNO to maximize shareholder value.

Carroll Bancorp, Inc. (“CROL”) - We filed our original Schedule 13D reporting our position on March 17, 2014. We are evaluating management and the board’s actions regarding maximizing shareholder value.

Sugar Creek Financial Corp. (“SUGR”) - We filed our original Schedule 13D reporting our position on April 21, 2014. We believe management and the board have acted in good faith to position SUGR to maximize shareholder value. We have urged management and the board to repurchase shares. To date, SUGR has completed the minimum number of share repurchases to maintain our support.

Seneca-Cayuga Bancorp, Inc. (“SCAY”) - We filed our original Schedule 13D reporting our position on September 15, 2014. We believe SCAY is positioned to provide meaningful returns to its shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. We are encouraging management and the board to choose a path that will maximize shareholder value.

Pinnacle Bancshares, Inc. (“PCLB”) - We filed our original Schedule 13D reporting our position on September 23, 2014. On November 14, 2014, PCLB announced the continuation of its share repurchase plan and announced a new repurchase plan on May 25, 2016. We believe management and the board have acted in good faith to date to maximize shareholder value through share repurchases.

MB Bancorp, Inc. (“MBCQ”) - We filed our original Schedule 13D reporting our position on January 9, 2015. We urged management and the board to repurchase shares and on March 30, 2016, MBCQ announced its plan to repurchase an initial 10% of its shares outstanding. We believe management and the board have acted in good faith to date to maximize shareholder value through share repurchases.

Ben Franklin Financial, Inc. (“BFFI”) - We filed our original Schedule 13D reporting our position on February 9, 2015. We will urge management and the board to repurchase shares as soon as BFFI is permitted.

Alamogordo Financial Corp. (“ALMG”) - We filed our original Schedule 13D reporting our position on May 11, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 7, 2016, ALMG announced its plan to complete a second-step conversion which we believe will maximize shareholder value.

FSB Community Bankshares, Inc. (“FSBC”) - We filed our original Schedule 13D reporting our position on October 26, 2015. We urged management and the board to provide meaningful returns to shareholders either through a second-step conversion or by effectuating a shareholder-friendly capital allocation program. On March 3, 2016, FSBC announced its plan to complete a second-step conversion which we believe will maximize shareholder value.

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Central Federal Bancshares, Inc. (“CFDB”) - We filed our original Schedule 13D reporting our position on January 25, 2016. We will urge management and the board to repurchase shares as soon as CFDB is permitted.

First Federal of Northern Michigan Bancorp, Inc. (“FFNM”) - We filed our original Schedule 13D reporting our position on February 29, 2016. We believe FFNM is positioned to repurchase shares, and we urge management and the board to do so.

VI. The following issuer is the focus of a shareholder derivative litigation:

NorthEast Community Bancorp, Inc. (“NECB”) - We filed our original Schedule 13D reporting our position on November 5, 2007. A majority of NECB’s shares are held by a mutual holding company controlled by NECB’s board. We presented a model stock benefit plan to management that we would support based on a vesting schedule that more closely aligns management’s interests to shareholder returns. NECB’s management responded to the proposal with a form letter. On July 1, 2010, we delivered a written demand to NECB demanding to inspect its shareholder list. On July 22, 2010, NECB announced its first ever share repurchase plan. NECB, however, refused to supply us with the shareholder list. Therefore, on July 23, 2010, we sued NECB in federal court in New York seeking an order compelling compliance. On August 31, 2010, NECB produced the list of shareholders to us. We subsequently wrote to shareholders expressing our belief that NECB’s directors did not properly oversee management. On October 3, 2011, we sent a letter to NECB’s board of directors demanding that NECB expand the board with disinterested directors to consider a second step conversion. On October 31, 2011, we filed a lawsuit in New York state court against NECB, the mutual holding company and their boards of directors, personally and derivatively, for breach of fiduciary duty arising out of failure to fairly consider a second step conversion. The court dismissed our case with leave to amend the complaint. We filed our first amended complaint on December 14, 2012. After we filed our second amended complaint on December 19, 2012, defendants moved to dismiss the case. On October 21, 2013, the court denied the motion to dismiss our lawsuit. Defendants appealed the court’s decision, but the appellate division affirmed the denial. Depositions of the directors/defendants were concluded in September 2014, and expert witnesses submitted their reports and were deposed. Motions for summary judgment were filed by both plaintiff and defendants on March 3, 2015. On October 23, 2015, the court denied defendants’ motion for summary judgment but granted our motion in part and shifted the burden to defendants at trial under the “entire fairness standard.” On March 22, 2016, the First Department reversed the trial court on other grounds and granted defendants’ motion. On May 27, 2016, we filed with the First Department a motion for leave to appeal to the Court of Appeals.

Members of the Group may seek to make additional purchases or sales of shares of Common Stock. Except as described in this filing, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

CUSIP No. 32022K102	SCHEDULE 13D	Page 20 of 26

Item 5. Interest in Securities of the Issuer

The percentages used in this filing are calculated based on the number of outstanding shares of Common Stock, 13,388,342, reported as of May 3, 2016, in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2016. All acquisitions or dispositions of shares of Common Stock reported herein were either purchases or sales, as the case may be, which were made in open-market transactions or result from transfers between affiliated funds managed by Stilwell Value LLC.

(A)	Stilwell Value Partners VII

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Stilwell Value Partners VII has not purchased or sold shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Value Partners VII, Joseph Stilwell has the power to direct the affairs of Stilwell Value Partners VII, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners VII. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Value Partners VII with regard to those shares of Common Stock.

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(B)	Stilwell Activist Fund

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Stilwell Activist Fund has not purchased or sold shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Fund, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Fund, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Fund. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Fund with regard to those shares of Common Stock.

(C)	Stilwell Activist Investments

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Stilwell Activist Investments has not purchased or sold shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Activist Investments, Joseph Stilwell has the power to direct the affairs of Stilwell Activist Investments, including the voting and disposition of shares of Common Stock held in the name of Stilwell Activist Investments. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Activist Investments with regard to those shares of Common Stock.

(D)	Stilwell Partners

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Stilwell Partners has not purchased or sold shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Partners, Joseph Stilwell has the power to direct the affairs of Stilwell Partners, including the voting and disposition of shares of Common Stock held in the name of Stilwell Partners. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Partners with regard to those shares of Common Stock.

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(E)	Stilwell Associates

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Stilwell Associates has not purchased or sold shares of Common Stock in the past 60 days.

(d)   Because he is the managing member and owner of Stilwell Value LLC, which is the general partner of Stilwell Associates, Joseph Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Joseph Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(F)	Stilwell Value LLC

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Stilwell Value LLC has made no purchases, sales or transfers of shares of Common Stock.

(d)   Because he is the managing member and owner of Stilwell Value LLC, Joseph Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Joseph Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Partners VII, Stilwell Activist Fund, Stilwell Activist Investments, Stilwell Partners and Stilwell Associates.

(G)	Joseph Stilwell

(a)	Aggregate number of shares beneficially owned: 1,181,901

Percentage: 8.8%

(b)	1. Sole power to vote or to direct vote: 0
2.	Shared power to vote or to direct vote: 1,181,901
3.	Sole power to dispose or to direct the disposition: 0
4.	Shared power to dispose or to direct disposition: 1,181,901

(c)	Joseph Stilwell has not purchased or sold shares of Common Stock in the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than the Amended Joint Filing Agreement filed as Exhibit 13 to this Nineteenth Amendment and the Amended and Restated Stock Option Agreement filed as Exhibit 14 to this Nineteenth Amendment, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC, in its capacity as general partner of Stilwell Partners, Stilwell Value Partners VII, Stilwell Activist Fund, Stilwell Activist Investments and Stilwell Associates, and Joseph Stilwell, in his capacity as the managing member and owner of Stilwell Value LLC, are entitled to an allocation of a portion of profits.

See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

CUSIP No. 32022K102	SCHEDULE 13D	Page 23 of 26

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement, dated September 12, 2011, filed with the Original Schedule 13D
2	Amended Joint Filing Agreement, dated November 7, 2011, filed with the First Amendment
3	Non-Disclosure Agreement, dated January 11, 2012, filed with the Second Amendment
4	Complaint, dated June 7, 2012, filed with the Seventh Amendment
5	Order Granting Motion for Expedited Judicial Review and Setting Evidentiary Hearing Date and Pretrial Deadlines, filed with the Ninth Amendment
6	Amended Joint Filing Agreement, dated February 13, 2013, filed with the Twelfth Amendment
7	Nominee Agreement, dated March 15, 2013, with Kevin Padrick, filed with the Thirteenth Amendment
8	Stock Option Agreement, dated March 15, 2013, with Kevin Padrick, filed with the Thirteenth Amendment
9	Amended Joint Filing Agreement, dated May 2, 2013, filed with the Fourteenth Amendment
10	Amendment to Stock Option Agreement, dated May 8, 2015, with Kevin Padrick, filed with the Sixteenth Amendment
11	Amended Joint Filing Agreement, dated May 13, 2015, filed with the Sixteenth Amendment
12	Amended Joint Filing Agreement, dated June 26, 2015, filed with the Eighteenth Amendment
13	Amended Joint Filing Agreement, dated July 6, 2016
14	Amended and Restated Stock Option Agreement, dated July 5, 2016, with Kevin Padrick

CUSIP No. 32022K102	SCHEDULE 13D	Page 24 of 26

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: July 6, 2016

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL PARTNERS, L.P.
By: STILWELL VALUE LLC General Partner

/s/ Megan Parisi
By: Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
*/s/ Megan Parisi Megan Parisi Attorney-In-Fact	Joseph Stilwell

CUSIP No. 32022K102	SCHEDULE 13D	Page 25 of 26

EXHIBIT 13

AMENDED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of the Company and further agree that this Amended Joint Filing Agreement be included as an Exhibit to such joint filings.

Date: July 6, 2016

STILWELL VALUE PARTNERS VII, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST FUND, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL ACTIVIST INVESTMENTS, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL PARTNERS, L.P.
By: STILWELL VALUE LLC General Partner

/s/ Megan Parisi
By: Megan Parisi
Member

STILWELL ASSOCIATES, L.P.

By:	STILWELL VALUE LLC
General Partner

/s/ Megan Parisi
	By:	Megan Parisi
Member

STILWELL VALUE LLC

/s/ Megan Parisi
By:	Megan Parisi
Member

JOSEPH STILWELL

/s/ Joseph Stilwell*
*/s/ Megan Parisi Megan Parisi Attorney-In-Fact	Joseph Stilwell

CUSIP No. 32022K102	SCHEDULE 13D	Page 26 of 26

Exhibit 14

FIRST amended and restated STOCK OPTION AGREEMENT

THIS FIRST AMENDED AND RESTATED STOCK OPTION AGREEMENT (this "Agreement") is made this 5th day of July, 2016, by and between Stilwell Value LLC, a Delaware limited liability corporation having its offices at 111 Broadway, 12th Floor, New York, NY 10006 ("Stilwell"), and Kevin Padrick, an individual with a mailing address at P.O. Box 3510, 12 River Road, Sunriver, OR 97707 (the "Optionee").

WHEREAS, certain limited partnerships of which Stilwell is the general partner ("Stilwell Partnerships") beneficially own shares of the common stock, par value $.01 per share (the "Common Stock"), of First Financial Northwest, Inc., a Washington corporation ("FFNW");

WHEREAS, pursuant to an agreement with FFNW, dated December 20, 2012, as amended on January 16, 2013 (the "FFNW Agreement"), FFNW has agreed to appoint Optionee to the Boards of Directors of FFNW and its subsidiaries First Savings Bank Northwest and First Financial Diversified Corporation (together, the "FFNW Boards"), subject to regulatory approval by its regulators;

WHEREAS, Optionee desires to serve as a director on the FFNW Boards;

WHEREAS, Optionee and Stilwell are parties to that certain Nominee Agreement, dated as of March 15, 2013; and

WHEREAS, Stilwell considers it desirable and in its best interests that the Optionee be granted the option to purchase up to an aggregate of One Hundred Thousand (100,000) shares of Common Stock owned by the Stilwell Partnerships (the "Option Shares"), upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of those agreements of Optionee set forth in the Nominee Agreement and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, and the mutual covenants hereinafter set forth, the parties hereto hereby agree as follows:

1.                  Grant of Option

. Stilwell hereby grants to the Optionee the right and option (the "Option") to purchase all or any part of the Option Shares on the terms and conditions set forth herein. The Option shall vest and become exercisable as set forth in Section 4 below.

2.                  Purchase Price

. The purchase price of the Option Shares shall be $8.05 per Option Share (subject to adjustment as provided in Section 7 below) (the "Purchase Price").

3.                  Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

(a)                "Change-in-Control" means the occurrence of any of the following:

(1)	the sale, transfer, conveyance or other disposition in one or a series of related transactions, of all or substantially all of the assets of FFNW and its subsidiaries taken as a whole to any person or entity; or

(2)	FFNW consolidates with, or merges with or into, any entity pursuant to a transaction in which the Common Stock is converted into or exchanged for cash or for shares of common stock of the acquiring entity or its parent; provided that such stock is listed on the New York Stock Exchange, the highest tier of The Nasdaq Stock Market, or a United States national securities exchange of comparable stature.

(b)               "Disposition of Shares" shall mean a full and complete disposal, in any manner whatsoever, of all of the shares of Common Stock of FFNW and its subsidiaries owned by each of the Stilwell Partnerships, as reported in the Stilwell Partnerships' last publicly filed Schedule 13D relating to FFNW.

(c)                "Expiration Date" shall mean the date which is three (3) years and six (6) months after the Vesting Date, or such other date as the parties mutually agree in writing; provided that if the Transaction Date occurs prior to the Expiration Date, the Expiration Date shall be the fifteenth (15th) business day following the Transaction Date.

(d)               "Vesting Date" shall mean the date FFNW issues a press release or files a Form 8-K announcing that Optionee has been seated on the FFNW Boards.

(e)                "Transaction Date" shall mean either of the following events: (i) the date on which a transaction resulting in a Change-in-Control has occurred and has been consummated; or (ii) the date on which the Disposition of Shares has been completed and reported in the Stilwell Partnerships' publicly filed Schedule 13D relating to FFNW.

(f)                "Transaction Price" means either: (i) the dollar value received by shareholders of FFNW with respect to each share of Common Stock in connection with any transaction resulting in a Change-in-Control; or (ii) the dollar value received by the Stilwell Partnerships with respect to each share of Common Stock in connection with any transaction resulting in a Disposition of Shares.

(g)               “Closing Sale Price” shall mean, on any particular date, the closing sale price per share of Common Stock on such date on The NASDAQ Stock Market, or if there is no such price on such date, then the closing sale price on The NASDAQ Stock Market on the date nearest preceding such date.

4.                  Vesting and Exercisability of the Option

. The Option shall vest on the Vesting Date and shall be exercisable until the Expiration Date. If the Transaction Date does not occur prior to the Expiration Date, then the Option shall be terminated and shall not be exercisable.

5.                  Method of Exercising Option

.

(a) The Optionee may exercise the Option in whole or in part (to the extent that it is exercisable in accordance with its terms) by giving written notice to Stilwell, specifying therein the number of Option Shares which the Optionee then elects to purchase or with respect to which the Option is being exercised, accompanied by payment (if applicable) of the full Purchase Price for the Option Shares being purchased. The notice of exercise, accompanied by such payment (if applicable), shall be delivered to Stilwell at its principal business office. The date on which the notice is given to Stilwell is hereinafter referred to as the "Date of Exercise." In no event may the Option granted hereunder be exercised for a fraction of an Option Share.

(b) The Optionee may pay the Purchase Price in one of the following manners:

(i) Cash Exercise. The Optionee shall deliver the Purchase Price to Stilwell in cash or by certified check or bank check or wire transfer of immediately available funds; or

(ii) Cashless Exercise. The Optionee shall surrender this Option to Stilwell together with a notice of cashless exercise, in which event Stilwell shall issue to the Optionee the number of Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) determined as follows:

X = (Y*(A-B))/A, where:

X = the number of Option Shares to be issued to the Optionee;

Y = the number of Option Shares with respect to which this Option is being exercised;

A = the Transaction Price; and

B = the Purchase Price (as adjusted to the date of such calculation).

In the event the Option Shares are to be converted into or exchanged for shares of another entity in the Change-in-Control transaction, "A" in the above formula shall be deemed equal to the average of the Closing Sale Prices of such other entity's shares for the five (5) trading days immediately prior to the Transaction Date.

(c) As soon as practicable after receipt by Stilwell of a notice of exercise and of payment in full of the Purchase Price of all the Option Shares with respect to which the Option has been exercised, Stilwell shall transfer the Option Shares (or shares of another entity into or for which the Option Shares have been converted or exchanged) being purchased to the Optionee.

(d) Notwithstanding Section 5(b) and (c) above, if: (i) the Transaction Price is to be paid in cash pursuant to the terms of the Transaction; or (ii) the parties mutually agree, upon receipt of Optionee's written notice of exercise, and without payment in full of the Purchase Price of the Option Shares with respect to which the notice of exercise relates, Stilwell shall pay to Optionee an amount in cash equal to the excess of the Transaction Price over the Purchase Price multiplied by the number of Option Shares as to which the Option has not previously been exercised.

6.                  Termination of Option

. Except as otherwise stated herein, the Option, to the extent not theretofore exercised, shall terminate on the Expiration Date or in the event of Optionee's resignation or removal from the Board of Directors of FFNW.

7.                  Adjustments

. If, prior to the exercise of any portion of the Option, FFNW shall have: (i) effected one or more stock splits, reverse stock splits, stock dividends, stock combinations, reclassifications, recapitalizations or similar events, the number of Option Shares subject to this Option and the Purchase Price shall be equitably adjusted as determined by Stilwell in good faith; or (ii) paid a cash dividend, the Purchase Price shall be reduced by such cash dividend. Stilwell shall give notice of each adjustment or readjustment of the Purchase Price or the number of Option Shares to the Optionee.

8.                  Restrictions

. The holder of this Option, by acceptance hereof, represents, warrants and covenants that this Option and the right to purchase the Option Shares is personal to the holder and shall not be transferred to any other person, other than by will or the laws of descent and distribution. Notwithstanding the foregoing, the Optionee may, at any time and from time to time, transfer all or any part of his rights under this Option and the right to purchase the Option Shares in accordance with the terms of this Agreement to his spouse or children, or to a trust created by the Optionee for the benefit of the Optionee or his immediate family or to a corporation or other entity controlled by the Optionee and in which the Optionee or members of his immediate family beneficially own all of the economic interests.

9.                  No Nomination Rights as Optionee

. Nothing contained herein shall be construed to confer upon the Optionee any right to be nominated by Stilwell to the FFNW Boards or, if elected, to continue to serve on the FFNW Boards.

10.              Withholding

. In the event that the Optionee elects to exercise this Option or any part thereof, and if Stilwell shall be required to withhold any amounts by reason of any federal, state or local tax laws, rules or regulations in respect of the issuance of Option Shares or payment of cash to the Optionee pursuant to the Option, Stilwell shall be entitled to deduct and withhold such amounts from any payments to be made to the Optionee. In any event, the Optionee shall make available to Stilwell promptly when requested by Stilwell sufficient funds to meet the requirements of such withholding and Stilwell shall be entitled to take and authorize such steps as it may deem advisable in order to have such funds available to Stilwell out of any funds or property due or to become due to the Optionee. Notwithstanding the foregoing, the Optionee may request Stilwell not to withhold any or all of the amounts otherwise required to be withheld; provided that the Optionee provides Stilwell with sufficient documentation as may be required by federal, state or local tax laws, rules or regulations supporting his belief that such amount is not required to be withheld, in which case Stilwell may, in its reasonable discretion, reduce such withholding amounts to the extent permitted by applicable laws, rules and regulations.

11.              Validity and Construction

. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

12.              Amendment

. This Agreement may be amended only in a writing signed on behalf of both Stilwell and the Optionee.

13.              Notices

. Any notice which either party hereto may be required or permitted to give to the other shall be in writing, and may be delivered personally or by mail, postage prepaid, or overnight courier, addressed as follows: if to Stilwell, at its office address set forth at the beginning of this Agreement, Attention: Mr. Joseph Stilwell, or at such other address as Stilwell by notice to the Optionee may designate in writing from time to time; and if to the Optionee, at his address set forth at the beginning of this Agreement, or at such other address as the Optionee by notice to Stilwell may designate in writing from time to time. Notices shall be effective upon receipt.

14.              Successors and Assigns

. This Agreement shall inure to the benefit of and be binding upon the parties hereto and to the extent not prohibited herein, their respective heirs, successors, assigns and representatives. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto and, as provided above, their respective heirs, successors, assigns and representatives, any rights, remedies, obligations or liabilities.

15.              Reservation and Ownership of Option Shares

. At all times during the period the Option is exercisable Stilwell shall own and make available for transfer on exercise of the Option a number of shares of Common Stock necessary to satisfy its obligations under the terms of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

STILWELL VALUE LLC

By:	/s/ Joseph Stilwell
Name:	Joseph Stilwell
Title:	Managing Member

/s/ Kevin Padrick
Kevin Padrick

SCHEDULE A

On March 16, 2015, Stilwell Value LLC and Joseph Stilwell consented to the entry of an administrative SEC order (the “Order”) that, among other things, (1) alleged violations of Sections 206(2), 206(4) and 207 of the Investment Advisers Act of 1940 and Rules 206(4)-7 and 206(4)-8 promulgated thereunder for failing to adequately disclose certain conflicts of interest presented by inter-fund loans between certain private investment partnerships managed by Stilwell Value LLC and/or Joseph Stilwell, (2) required Stilwell Value LLC and Joseph Stilwell to cease and desist from committing future violations of the provisions charged, (3) censured Stilwell Value LLC, (4) for a period of twelve months from entry of the Order, suspended Joseph Stilwell from association with any broker, dealer, investment adviser, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization, (5) imposed upon Stilwell Value LLC the obligation to (i) repay $193,356 in management fees (plus prejudgment interest of $45,801), (ii) pay a $250,000 civil money penalty, (6) imposed a $100,000 civil money penalty upon Joseph Stilwell, and (7) required Stilwell Value LLC to retain an independent monitor for three years to review and assess, on an on-going basis, the adequacy of certain policies, procedures, controls, and disclosures. No investor suffered monetary loss from the alleged conduct. All of the penalty and repayment obligations in the Order have been fully discharged.